UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM SD

   Specialized Disclosure Report

  INTERSIL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-29617	59-3590018
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1001 Murphy Ranch Road
Milpitas, California	95035
(Address of principal executive offices)	(Zip Code)

Thomas C. Tokos 408-432-8888 (Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01    Conflict Minerals Disclosure and Report

(b) Conflict Minerals Disclosure

This Conflict Minerals Disclosure of Intersil Corporation (“Intersil”) is for the reporting period from January 1, 2013 through December 31, 2013 and is in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Conflict Minerals Disclosure, unless otherwise defined herein.

Intersil evaluated its product portfolio and determined that certain products we manufacture or contract to manufacture contain either cassiterite, columbite-tantalite, wolframite, or gold, including their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “Conflict Minerals”) that are necessary to the functionality or production of those products. Accordingly, Intersil undertook a reasonable country of origin inquiry (“RCOI”) by distributing a conflict mineral reporting template developed by the EICC/GeSI conflict-free sourcing initiative to our suppliers.  Templates were received from many suppliers that were properly completed, but some templates failed to fully identify the source of the Conflict Minerals, which then required outreach follow-up by Intersil.   We require our suppliers to either: (i) use smelters that are on the Conflict-Free Smelter Initiative conflict-free smelter lists found at http://www.conflictfreesourcing.org/conflict-free-smelter-refiner-lists/, or (ii) use Conflict Minerals that came from recycled or scrap sources, or (iii) identify the name and physical location of the mine, or (iv) certify that the Conflict Minerals being provided to Intersil did not originate in the DRC Covered Countries.  Despite having conducted a good faith RCOI, Intersil has concluded that our supply chain remains “DRC conflict undeterminable” because we have been unable to determine the origin of all of the Conflict Minerals used in our products.

A copy of Intersil’s Conflict Minerals Disclosure is publicly available at: http://ir.intersil.com under "Corporate Governance - Highlights".

Item 1.02 Exhibit

Not applicable.

Section 2 - Exhibits

Item2.01  Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Intersil Corporation

(Registrant)

By: /s/ Thomas C. Tokos Sr. V.P., General Counsel & Secretary	May 29, 2014